Mail Stop 4561

May 30, 2008

Madhu Ranganathan
Chief Financial Officer
Rackable Systems, Inc.
46600 Landing Parkway
Fremont, CA 94538

      Re: Rackable Systems, Inc.
              Item 4.02 Form 8-K
              Filed May 28, 2008
              File No. 000-51333

Dear Mr. Ranganathan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed May 28, 2008

1.   We note your disclosure in your Form 10-K for the fiscal year ended December 29, 2007 that you had a material weakness related to inventory valuation resulting from: (i) items relating to the calculation of purchase price variances and excess and obsolete inventory reserve adjustments and; (ii) reviews of inventory valuations not being performed with sufficient precision. Please describe to us the nature of the relationship, if any, between your previously reported material weakness and the errors identified in your account reconciliations that resulted in your restatement of your Form 10-Q for the fiscal quarter ended March 29, 2008.

2.   We note your statement that the charges described in your Form 4.02 8-K relate only to your fiscal quarter ended March 29, 2008. Please tell us more about the nature of the reconciliation errors, the specific accounts affected, and how you concluded the errors were isolated to your first fiscal quarter.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions, please call Mark Shannon at (202) 551-3299.

                                        Sincerely,

                                        Craig Wilson
                                        Senior Assistant Chief Accountant